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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On February 28, 2002, Compaq posted to compaq.com the following letter from Michael Capellas, Chairman and CEO, to Compaq customers.

January 23, 2002


Dear Customer,

As we begin the New Year, I wanted to update you on some of Compaq's recent activities and our focus going forward. More than anything else, though, I want to thank you for your business and for your continued confidence in Compaq. We know that successful customers are the key to a successful Compaq, and we are more committed than ever to meeting and exceeding your needs.

I'm sure most of us won't soon forget the year 2001. It was a time of momentous change in our world, the IT industry and for many of our individual companies and public institutions. We have all been challenged by a difficult economic environment. But through it all, Compaq has stayed focused on the most important tasks at hand: to strengthen our business, execute our strategy and build on our commitment to your success. Our positive results for the fourth quarter demonstrated our strong execution and solid momentum in the marketplace.

Despite the difficult business environment, Compaq had a strong record of achievement in 2001 -- achievement focused on maximizing your IT investments, increasing your productivity and making it easier for you to do business with us.

For example:

We EXTENDED OUR ENTERPRISE PRODUCT AND SERVICE PORTFOLIO, further demonstrating our commitment to innovation and industry leadership.

o Our recently announced Adaptive Infrastructure strategy for our industry leading ProLiant(TM) servers lowers total cost of ownership by making it easier for you to adapt to rapidly changing IT demands.

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o        We regained the No. 1 market position in overall storage, including revenue, units and capacity shipped, according to IDC. The combination of superior technology, innovative storage software and a compelling vision for universal networked storage means greater value, flexibility and investment protection for you.

o More and more customers are becoming real-time enterprises with our Zero Latency Enterprise (ZLE) solutions, building on the power of our NonStop(TM) Himalaya(TM) systems. We are turning our strengths in clustering and parallel computing into high performance solutions for public and private sector customers. And our transition to Intel's Itanium Processor Family reinforces our focus on industry standard architectures, with increasing stability and savings for customers.

o We introduced several new offerings as part of our new Computing on Demand initiatives, which enable you to deploy the IT resources you need, when and where you need them, at a variable cost. This is just one example of our growing emphasis on managed services.

Although 2001 was the toughest year ever for the PC market, we made PROGRESS ON TWO IMPORTANT FRONTS IN OUR ACCESS BUSINESS: new products and business model improvements. We completely redesigned and simplified our product lines while continuing to deliver the most innovative, award-winning access products. We strengthened our business model by more than doubling inventory turns and implementing auto-replenishment with our distribution partners in the U.S. The combination of a simplified product roadmap and business model improvements should make it easier for you to plan and order, with greater customer choice.

The OPERATIONAL IMPROVEMENTS we made last year helped us build one of the strongest balance sheets in the industry. We reduced inventories by $2.5 billion and significantly increased velocity in our supply chain. We reduced structural costs by $1.7 billion on an annualized basis. With seven consecutive quarters of positive cash flow from operations, we increased our cash balance to $3.9 billion. These improvements allow us to be price competitive across our product and service offerings and enable further investment in innovation.

Our PROGRESS ON THE E-COMMERCE FRONT was recently recognized by Interactive Week magazine in its annual Interactive 500 list, which ranks companies by total e-commerce revenue, including sales over the Internet, extranets, electronic data interchange and other online systems. Compaq jumped from No. 19 last year to No. 6 this year. According to IDC, Compaq is now No. 2 in Internet direct sales, and we're growing faster than any of our competitors. Our investments in this area are designed to give you greater choice in how your product needs are fulfilled -- either directly or through the deepest and broadest partner organizations in the industry.

The best evidence of Compaq's momentum, however, and one of the accomplishments we're proudest of, is the GROWING NUMBER OF LARGE, MULTI-YEAR CONTRACTS WE'RE WINNING WORLDWIDE. Since the beginning of September, we have announced more than $5 billion in major customer wins. These strong endorsements from companies such as American Express, Ericsson, Raytheon, US Postal Service, Bank of America and General Motors represent a clear vote of confidence in Compaq today and tomorrow.





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Our business strategy is based on three fundamental objectives:

   o  Extend our enterprise capabilities across products, software and solutions
   o  Achieve critical mass in global services
   o  Improve the economics of our PC business

Compaq's proposed merger with HP will help us accelerate this strategy. We remain confident that the merger is in the best interests of customers, partners, shareholders and employees. I can assure you that Compaq and HP continue to work hard on three important areas: first, to win regulatory and shareholder approval for the merger; second, to do the detailed integration planning necessary to make the merger a success; and third, to make the integration as seamless as possible for you. I believe our fourth quarter results demonstrate that our primary focus remains exactly where it should be -- on you, our customers.

Once again, I want to thank you for your business and assure you that Compaq is more committed than ever to delivering superior value to our customers. Compaq's mission is all about understanding and meeting the needs of our customers -- not only the needs you have today, but also the ones we know you'll have in the future. We look forward to building on our partnership with you.

Sincerely,

Michael Capellas
Chairman and CEO
Compaq Computer Corporation

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important




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information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.